SCHEDULE 13D

Amendment No. 0
Emcor Group Incorporated
Common Stock
Cusip # 29084Q100
Filing Fee: Yes


Cusip # 29084Q100
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	PF
Item 6:	Commonwealth of Massachusetts
Item 7:	1,054,075
Item 8:	None
Item 9:	1,079,075
Item 10:	None
Item 11:	1,079,075
Item 13:	11.37%
Item 14:	HC


PREAMBLE

	The filing of this Schedule 13D is not, and should not be deemed to be, an admission that such Schedule
13D is required to be filed.

Item 1.	Security and Issuer.

	This statement relates to shares of the Common Stock, $0.00 par value (the "Shares") of Emcor Group Incorporated, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 101 Merrit Seven Park, Norwalk, CT 06851.

Item 2.	Identity and Background.

	This statement is being filed by FMR Corp., a Massachusetts Corporation ("FMR"). FMR is a holding company one of whose principal assets is the capital stock of a wholly-owned subsidiary, Fidelity Management & Research Company ("Fidelity"), which is also a Massachusetts corporation. Fidelity is an investment advisor which is registered under Section 203 of the Investment Advisors Act of 1940 and which provides investment advisory services to more than 30 investment companies which are registered under Section 8 of the Investment Company Act of 1940 and serves as investment advisor to certain other funds which are generally offered to limited groups of investors (the "Fidelity Funds"). Fidelity Management Trust Company ("FMTC"), a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, serves as trustee or managing agent for various private investment accounts, primarily employee benefit plans and serves as investment adviser to certain other funds which are generally offered to limited groups of investors (the "Accounts"). Various directly or indirectly held subsidiaries of FMR are also engaged in investment management, venture capital asset management, securities brokerage, transfer and shareholder servicing and real estate development. The principal offices of FMR, Fidelity, and FMTC are located at 82 Devonshire Street, Boston, Massachusetts 02109.

	Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock of FMR representing approximately 49% of the voting power of FMR. Mr. Johnson 3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR. Mr. Johnson 3d is the Chairman of FMR. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

	The Shares to which this statement relates are owned directly by one of the Fidelity Funds, and one of the Accounts.

	The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of FMR are set forth in Schedule A hereto.

	Within the past five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

	The Fidelity Fund and Account received 985,751 Shares of Common Stock, 177,094 Series X Warrants, 53,272 Series Y Warrants, and 11,780 Series Z Warrants pursuant to the Company's plan of reorganization filed under Chapter 11 of the United States Bankruptcy Code (the "Plan"). The Shares, the Series X Warrants, the Series Y Warrants and the Series Z Warrants were received as a distribution in partial exchange for certain senior debt claims held by the Fidelity Fund and the Account and as "additional interest" on a loan made to the Company (and certain subsidiaries) as a Debtor-in-Possession by the Fidelity Fund and Account.

	The Fidelity Fund which own or owned Shares purchased in the aggregate 35,000 Shares for cash in the amount of approximately $596,875, including brokerage commissions. The Fidelity Funds used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 307,644 Shares sold aggregated approximately $1,272,600. The attached Schedule B sets forth Shares purchased and/or sold since May 24, 1996.

Item 4.	Purpose of Transaction.

	The Fidelity Funds and the Account received Shares pursuant to the terms of the Plan as described in Item 3. The Fidelity Funds and Account hold
Shares for investment purposes.

	Fidelity and FMTC, respectively, may continue to have the Fidelity Funds and the Accounts purchase Shares subject to a number of factors, including, among others, the availability of Shares of sale at what they consider to be reasonable prices and other investment opportunities that may be available to the Fidelity Funds and Accounts.

	Fidelity and FMTC, respectively, intend to review continuously the equity position of the Fidelity Funds and Accounts in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, Fidelity may determine to cease making additional purchases of Shares or to increase or decrease the equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares.

	Neither Fidelity nor FMTC has any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale of transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming eligible for termination of its registration pursuant to
Section 12(g)(4) of the 1934 Act.

Item 5.	Interest in Securities of Issuer.

	FMR, Fidelity, and FMTC, beneficially own all 1,089,075 Shares.

	(a)	FMR beneficially owns, through Fidelity, as investment advisor to the Fidelity Funds, 25,000 Shares, or approximately 0.26% of the outstanding Shares of the Company, and through FMTC, the managing agent or the Accounts, 1,054,075 Shares, or approximately 11.10% of the outstanding Shares of the Company. The number of Shares held by the Accounts includes 28,272 Shares of common stock resulting from the assumed conversion of 28,272 Series X
Warrants (1 share of common stock for each Series X Warrant); 28,272 Shares of common stock resulting from the assumed conversion of 28,272 Series Y Warrants
(1 share of common stock for each Series Y Warrant); and 11,780 Shares of common stock resulting from the assumed conversion of 11,780 Series Z Warrants
(1 share of common stock for each Series Z Warrant). Neither FMR, Fidelity, FMTC, nor any of its affiliates nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto, beneficially owns any other Shares. The combined holdings of FMR, Fidelity, and FMTC, are 1,079,075 Shares, or approximately 11.37% of the outstanding Shares of the Company.

	(b)	FMR, through is control of Fidelity, investment advisor to the
Fidelity Funds, and the Funds each has sole power to dispose of the Shares. Neither FMR nor Mr. Johnson has the sole power to vote or direct the voting of the 25,000 Shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the Shares under written guidelines established by the Funds' Board of Trustees. FMR, through its control of FMTC, investment manager to the Accounts, and the Accounts each has sole dispositive power over 1,054,075 Shares and sole power to vote or to direct the voting of 1,054,075 Shares, and no power to vote or to direct the voting of 0 Shares owned by the Accounts.

	(c)	Except as set forth in Schedule B, neither FMR, or any of its affiliates, nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has effected any transaction in Shares during the past sixty
(60) days.

Item 6.	Contract, Arrangements, Understandings or Relationships With
Respect to Securities of the Issuer.

	As part of the Plan, the Company undertook certain obligations to register certain securities including the Shares under the Securities and Exchange Act of 1933, as amended.

	Neither FMR nor any of its affiliates nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has any joint venture, finder's fee, or other contract or arrangement with any person with respect to any securities of the Company.

	The Funds and Accounts may from time to time own debt securities issued by the Company or its direct or indirect subsidiaries, and may from time to time purchase and/or sell such debt securities.

Item 7.	Material to be Filed as Exhibits.

	Not Applicable.

	This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						FMR Corp.



DATE:	July 26, 1996				By:______________________
							Frank V. Knox
							Compliance Officer


SCHEDULE A

	The name and present principal occupation or employment of each executive officer and director of FMR Corp. are set forth below. The business address of each person is 82 Devonshire Street, Boston, Massachusetts 02109, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens.

				POSITION WITH			PRINCIPAL
NAME				FMR CORP.				OCCUPATION

Edward C. Johnson 3d		President,				Chairman of
the
				Director, CEO				Board and CEO, FMR
				Chairman & Mng. Director

J. Gary Burkhead			Director
	President-
Fidelity

Caleb Loring, Jr.			Director,				Director, FMR
				Mng. Director

James C. Curvey			Director, 				Sr. V.P., FMR
				Sr. V.P.

William L. Byrnes		Vice Chairman				Vice Chairman, FIL
				Director & Mng.
				Director

Abigail P. Johnson		Director					Portfolio
Mgr - Fidelity
				Management & Research
				Company

Robert C. Pozen			Sr. V.P. & Gen'l				Sr.
V.P. &
Gen'l
				Counsel					Counsel, FMR

David C. Weinstein		Sr. Vice President			Sr. Vice
President
				Administration				Administration

Gerald M. Lieberman		Sr. Vice Pres. - 				Sr. Vice
Pres. -
				Chief Financial				Chief Financial
				Officer					Officer



SCHEDULE B


Emcor Group Incorporated

One Fidelity Fund(s) purchased Shares since May 24, 1996 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

		DATE			SHARES		PRICE

		06-12-96		25,000			$17.13
		07-02-96		10,000			16.88


SCHEDULE B


Emcor Group Incorporated

One Fidelity Fund(s) sold Shares since May 24, 1996 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

		DATE			SHARES		PRICE

		07-23-96		10,000			$15.50


SCHEDULE B


Emcor Group Incorporated

One Fidelity Fund(s) sold Series X Warrants since May 24, 1996 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

		DATE			SHARES		PRICE

		05-30-96		10,000			$7.13
		05-30-96		10,000			7.00
		06-07-96		48,822			7.00